Jaguar Health, Inc. Investor Presentation September 2017 Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-220236 September 18, 2017

2 This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding the merger between Jaguar and Napo, the combined company’s ability to benefit from economies of scale, access efficiencies, and enhance potential value creation, the estimated potential annual sales market for Mytesi®, the anticipated timing of the commercial launches of Canalevia™, Equilevia™, and the second-generation formulation of Neonorm™ Calf, the anticipated commercialization milestones for Mytesi®, Canalevia™, and Equilevia™, the timing for expanding the Mytesi® salesforce, and the timing of expanding the indication for Canalevia™ to acute diarrhea and the timing of data from planned proof of concept, field and other studies are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Readers are also advised that our projected sales do not take into account the royalties and other payments we will need to make to our Licensors and strategic partners. Moreover, we operate in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. Forward-Looking Statements

3 Free Writing Prospectus Statement This presentation highlights basic information about us and the offering to which this communication relates. Because it is a summary, it does not contain all of the information that you should consider before investing in our common stock. We have filed a registration statement (including a prospectus) on Form S-3 (File No. 333-220236), which became effective on September 14, 2017, and prospectus supplement, which currently is in preliminary form, with the US Securities and Exchange Commission (SEC) for the offering to which this presentation relates. Before you invest, you should read the prospectus in the registration statement and preliminary prospectus supplement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus supplement, dated September 18, 2017, is available on the website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you contact Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, telephone: (800) 724-0761.

4 Offering Summary Issuer: Jaguar Health, Inc. Exchange/Symbol: NASDAQ: JAGX Offering Type: Follow-on Offering Securities To Be Issued: Common Stock Use of Proceeds: Commercialization of Mytesi; general corporate purposes and working capital Sole Book-Running Manager: Maxim Group LLC Co-Manager: WestPark Capital, Inc.

5 Crofelemer was Discovered Through the Science of Ethnobotany

6 Mytesi® (crofelemer 125mg delayed-release tablets) is approved by the FDA for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy.

About Jaguar Health

- Natural-products pharmaceuticals company focused on developing and commercializing novel, sustainably derived gastrointestinal products for human prescription use and animals globally

Human Health



Mytesi
crofelemer

FDA Approved Product: **Mytesi® (crofelemer)**

Crofelemer Human Pipeline:

- Chemotherapy-induced diarrhea (CID)
- Inflammatory Bowel Disease
- Irritable Bowel Syndrome - diarrhea predominant (IBS-D)
- Pediatric general watery diarrhea
- Orphan Drug (Congenital Diarrheal Disorders and Short Bowel Syndrome)
- Second-generation anti-secretory agent for multiple indications including cholera/general watery diarrhea
- Institutional diarrhea/*C. difficile*

Mytesi® (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART).

Financial Snapshot (as of September 15, 2017)

Symbol:	JAGX
Share Price:	$0.42
Basic Shares Outstanding:	67.7 million
Fully Diluted Shares Outstanding:	~99 million
Basic Market Cap:	$28.1 million

Animal Health

Canalevia™
Equilevia™
Neonorm™



Canalevia
Neonorm
Neonorm Foal

7

Mytesi® Overview 8 The Company recently hired 6 additional experienced sales representatives in key U.S. markets to promote Mytesi® to an estimated 1,000+ prescribers considered ‘high potential’ for HIV (prescribers who write the majority of total prescriptions for ART drugs) as well as to gastroenterologists who see HIV patients. Sales (2017) to date: ~$1.2 mm One FTE sales rep since 1H, 2017 Media Coverage

Mytesi® - Forward Momentum 9 Hired a national sales director Additional 6x sales representation effort: Sales reps have been hired for coverage of Atlanta, Houston, Chicago, St. Louis, Dallas, San Francisco, Florida, New York, Los Angeles Additional 6x advertising, medical education, publications and promotion Poster presented at July 2017 International Aids Society (IAS) Conference on HIV Science in Paris Sampling program Survey: GI docs rank diarrhea as the number one GI complaint of HIV/AIDS patients Review of clinical ARV clinical trials: Diarrhea 18% Government affairs/activism Importance of neglected co-morbidities (“NCM”) Anticipated return of Glenmark commercial rights (essentially emerging economies), as part of manufacturing and supply of GMP crofelemer, solidifying our commercial rights to Mytesi 1Orange Book, www.accessdata.fda.gov/scripts/cder/ob/, accessed October 2016

Total Specialty Market Forecasted Sales Opportunity of ~$100 Million

- Initiation on a new ART still causes diarrhea 18% of the time[1]
- A growing percentage of HIV patients have lived with the virus in their gut for 10+ years, causing chronic diarrhea. By 2020, more than 70% of Americans with HIV are expected to be 50 and older.[3]


Results over time with Mytesi[2]
Week 4 on Mytesi 125 mg BID
N=50
78% Patients With Decrease N=181
Among patients with a decrease...
% of Patients
Amount of Decrease
61%
At least a 50% decrease
45%
At least a 75% decrease
19%
100% decrease
61% of patients had at least a 50% decrease in watery stools
Week 20 on Mytesi 125 mg BID
N=21
89% Patients With Decrease N=162
Among patients with a decrease...
% of Patients
Amount of Decrease
83%
At least a 50% decrease
72%
At least a 75% decrease
56%
100% decrease
83% of patients had at least a 50% decrease in watery stools
Over half of patients had no watery stools at all (100% decrease)

[1]Based on data from a 2014 syndicated market research study sponsored by Salix and conducted by Adelphi
[2]Based on a supplemental analysis of data from Napo's ADVENT trial
[3]Centers for Disease Control and Prevention. (2015). HIV Among People Aged 50 and Over. (Retrieved from: www.cdc.gov/hiv/group/age/olderamericans/index.html), and Centers for Disease Control and Prevention. (2008). HIV/AIDS Among Persons Aged 50 and Older. (Retrieved from: http://www.cdc.gov/hiv/pdf/library_factsheet_HIV_among_personsaged50andolder.pdf)

10

Mytesi® Coverage and Reimbursement 11 Mytesi® is covered by all of the top 10 commercial insurance plans, representing >245 million US lives. Mytesi is covered on ~2.4 million lives of the top 10 Managed Medicare plans Mytesi® is covered on Medicaid in all 50 states The Company has a copay coupon program to offset the cost to the patient The NapoCares Patient Assistance Program assists patients with benefit verification, prior authorization, and claims appeals

12 R&D

Anti-Secretory Mechanism of Action (MOA) in Mammals

Crofelemer acts at the common last step in a physiological pathway, regardless of cause, thereby normalizing defective secretion, specifically mitigating dehydration



Intestinal Lumen
Bacterium
Viruses
Drugs/ Chemo
Toxins/ Other
cAMP
cGMP
Ca2+
Intestinal Epithelial Cell
Intestinal Lumen
CFTR Channel
CaCC Channel
Cl-
H20
Intestinal Epithelial Cell
Intestinal Lumen
Product
P
CFTR Channel
CaCC Channel
Cl-
H20
Intestinal Epithelial Cell

Acts locally in the gut and is minimally absorbed systemically

13

Human Indications of Mytesi®—A Pipeline within a Product Preclinical Phase 1 Phase 2 Phase 3 NDA Near-Term Milestones HIV-D Diarrhea in HIV/AIDS patients on antiretrovirals Expanding marketing & sales efforts 6x CID Chemotherapy-induced diarrhea Ongoing II Trials; SAB Protocol Design IBD Inflammatory bowel disease supportive care SAB protocol design IBS-D Irritable Bowel Syndrome – diarrhea predominant Partner discussions CDD/SBS-Orphan Congenital Diarrheal Disorders and Short Bowel Syndrome Formulation / POC Abu Dhabi/SAB Protocol Design Cholera PRV SB-300 Offer long-term pipeline opportunity for anti-secretory novel mechanism of action Formulation / POC

15 HIV Physicians Gary Blick, MD, AAHIVS, Chief Medical Officer at Health Care Advocates International; Co-Founder, HIV EQUAL David Asmuth, MD (tentative), Infectious diseases specialist, UC Davis Health Patrick Clay, Pharm. D, HIV management and treatment specialist, UNT Health Science Center Peter Anton, MD (tentative), Director, Mucosal Immunology Core (CFAR) UCLA Center for HIV Prevention Research (CPR); Professor, Department of Medicine Digestive Diseases/Gastroenterology, David Geffen School of Medicine at UCLA HIV Patient Advocacy Dr. David Miller, Board Member of the AIDS Institute, the nation's leading advocacy organization for federal support of people with HIV/AIDS Tez Anderson, Award-winning, nationally recognized HIV long-term survivor activist, writer, and speaker CID Physicians Lee Schwartzberg, MD, Executive Director of the West Cancer Center, a multispecialty oncology practice affiliated with the University of Tennessee. Member of Napo’s Scientific Advisory Board Eric Roeland, MD, Medical oncologist and palliative medicine physician, gastrointestinal cancer unit at Moores Cancer Center at UC San Diego Health Sandra Swain, MD (tentative), Medical director of the Washington Cancer Institute of MedStar Washington Hospital Center. Professor of Medicine at Georgetown University Hope Rugo, MD, Clinical Professor of Medicine, Director Breast Oncology and Clinical Trials Education, Division of Hematology and Oncology, University of California San Francisco Suzanne George, MD (tentative), Co-Clinical Director, Center for Sarcoma and Bone Oncology Senior Physician. Associate Professor of Medicine, Harvard Medical School Karin Jordan, MD (tentative), Department of Internal Medicine IV, Oncology/Hematology/Hemostaseology, Martin-Luther-University Halle/Wittenberg Bernardo Leon Rapoport, MD, Medical oncologist in-charge at The Medical Oncology Centre of Rosebank (South Africa) IBD Physicians Corey Siegel, MD, Division of Gastroenterology and Hepatology, Dartmouth-Hitchcock Medical Center Charles Bernstein, MD, Bingham Chair in Gastroenterology Research, University of Manitoba David Rubin, MD, Co-director, Inflammatory Bowel Disease Center, University of Chicago Medicine IBS Physicians Doug Drossman, MD (tentative), Founder and former co-director of the UNC Center for Functional Gastrointestinal and Motility Disorders William Chey, MD (tentative), Gastroenterology and internal medicine specialist, Michigan Medicine Gastroenterology Clinic, University of Michigan Anthony Lembo, MD (tentative), Director of the GI Motility and Functional Bowel Disorders Program at Beth Israel Deaconess Medical Center and Associate Professor of Medicine at Harvard Medical School Reference: Key KOLs IBS Physicians (Continued) Robin Spiller, MD (tentative), Professor in Gastroenterology, Queen's Medical Centre University Hospital Nottingham, UK Lin Chang, MD (tentative), Professor of Medicine, Oppenheimer Center for Neurobiology of Stress, Division of Digestive Diseases, David Geffen School of Medicine at UCLA Ali Rezaie, MD (tentative), Medical Director, GI Motility, Cedars-Sinai Medical Center Doug Wolf, MD (tentative), Medical Director of IBD Research at Atlanta Gastroenterology Associates. Clinical Assistant Professor of Medicine, Emory University School of Medicine Cholera Pradip Bardhan, MBBS, MD, Chief Physician, Dhaka Hospital, Bangladesh Jean William Pape, MD (tentative), Howard and Carol Holtzmann Professor of Clinical Medicine, Center for Global Health, Department of Medicine, Weill Cornell Medical College. Director, Les Centres GHESKIO, Port-au-Prince, Haiti Serena Koenig, MD, MPH (tentative), Assistant Professor of Medicine, Harvard Medical School. Associate physician, Division of Global Health Equity and the Division of Infectious Diseases, Brigham and Women’s Hospital Scientific Thought Leaders in Cholera and Infectious Diseases Robert Hall, PhD, Program Officer, Cholera and Other Vibrios; Diagnostics for Enteric and Hepatic Diseases, National Institutes of Health and Human Services CAPT Martin Cetron, MD, Director of the Division of Global Migration and Quarantine at the National Center for Emerging and Zoonotic Infectious Diseases, U.S. Department of Health and Human Services Centers for Disease Control and Prevention (CDC) Pediatric Indications (SBS and CDD) Mohammed Miqdady, MD: Chief of Pediatric Gastroenterology, Hepatology & Nutrition at Sheikh Khalifa Medical City in Abu Dhabi and a medical advisor to Napo. Member of Napo’s Scientific Advisory Board Christopher Duggan, MD: Specialist in Gastroenterology, Hepatology and Nutrition at Boston Children's Hospital Martin Martin, MD: Pediatric gastroenterologist, UCLA Mattel Children's Hospital Sue Rhee, MD: Clinical director of Pediatric Gastroenterology, Hepatology, and Nutrition, UCSF Benioff Children’s Hospital Herbert DuPont, MD, MACP (tentative): Director, Center for Infectious Diseases, Professor of Infectious Diseases, The University of Texas-Houston School of Public Health Amanda Posner, MD (tentative): Pediatric Gastroenterologist, UCSF Benioff Children’s Hospital Equine Gut Health Frank M. Andrews, DVM, MS, Dipl. ACVIM: LVMA Equine Committee professor and director of the Equine Health Studies Program at Louisiana State University's School of Veterinary Medicine

Size of Target Markets

Global market for gastrointestinal agents (Rx & OTC) expected to reach $21 billion by 2025.[1]

	Number of Competitors for Mytesi's Approved/Anticipated Labelled Indication	Market Size/Potential
HIV-D	0	Jaguar estimates the U.S. market revenue potential for Mytesi® to be ~$100mm in gross annual sales
CID	0	~650,000 U.S. cancer patients receive chemotherapy in an outpatient oncology clinic.[2] Comparable supportive care (i.e. CINV) product sales ~$620 mm, 2013; projected $1.0 bn 2020[3]
IBD	0 (additive to anti-inflammatory therapy)	Estimated 1,171,000 Americans have IBD[4]
IBS-D	3	Most IBS products have estimated revenue potential >$1.0 bn[5]
CDD/SBS-Orphan	0	Financial benefits of Orphan Designation
Cholera (hydration maintenance) PRV (SB-300)	0	Priority review vouchers have recently sold for $125mm to $350mm[6]

16

17 Chemotherapy-induced Diarrhea (CID) Diarrhea is the most common adverse event reported “All-grade” diarrhea rates are 50-80% Tyrosine kinase inhibitors (TKI’s) and EGFR monoclonal antibodies (i.e. Herceptin) worse offenders Chronic adjuvant therapy Puma‘s Neratinib Receives FDA Approval In one study 96% had some degree of diarrhea and 40% of patients had Grade 3 diarrhea, which “may require treatment in the hospital or clinic.”1 Grade 4 is deemed life-threatening. Approved third-party supportive care products for chemotherapy-induced nausea and vomiting (CINV) include Sustol, Aloxi, Akynzeo and Sancuso. According to Transparency Market Research, sales of therapeutics for the prevention of CINV approximated $620 million in 2013, and sales of such therapeutics are expected to reach $1 billion in 2020. 1Wadler, S., Treatment Guidelines for CID. Gastroenterology and Endoscopy News, April 2004

18 Two Ongoing Investigator Initiated Studies in CID Crofelemer as salvage anti-diarrheal therapy with investigational breast cancer agent, neratinib TITLE: An open label study to characterize the incidence and severity of diarrhea in patients with early stage HER2+ breast cancer treated with adjuvant trastuzumab and neratinib followed by neratinib monotherapy, and intensive anti-diarrhea prophylaxis. Primary Objective: To characterize the incidence and severity of diarrhea in patients with early stage breast cancer receiving adjuvant trastuzumab and neratinib followed by 1 year of neratinib monotherapy in the setting of prophylactic anti-diarrheal management. Primary objective: To characterize the incidence and severity of diarrhea in patients receiving investigational therapy in the setting of prophylactic anti-diarrheal management. Jaguar completed pilot safety study in CID in dogs: 25% of dogs entered study with unformed feces and resolved. -KOL meeting ASCO and MASCC, DC, June, 2017 -Plan to submit protocol to FDA for SPA discussion

19 IBS Market Evolution: Mytesi® Opportunity in 2017 IBS has several new entrants Most new IBS market introductions have estimated revenue potential >$1.0 bn1 Continual pain severity is an unmet need, as reflected in Rome 4 criteria (May 2016, DDW) The Rome IV criteria established that recurrent abdominal pain is the hallmark of IBS, with the associated symptom of stool consistency changes. Xifaxan: Patients often relapse on abdominal pain after 2 weeks treatment Viberzi: Increased risk of serious pancreatitis Lotronex: Black box for ischemic colitis

20 Two Significant Phase 2 Crofelemer Studies in IBS-D Patients A successful dose-ranging study and confirmation of benefit for abdominal pain reduction A statistically significant difference in reduction in composite abdominal pain/stool consistency, regulatory endpoint (FDA guidance): ~15%/11% difference (women/men and women) This is comparable to two recent drug approvals (Allergan’s Viberzi and Salix’s Xifaxan): ~7-8% KOL meeting at DDW, May, 2017 to define and refine protocol Preparing protocol for submission to FDA Publication preparation of completed clinical results Reviewing global partnering opportunities No split indications of Mytesi®

21 Congenital Diarrheal Disease (CDD) and Short Bowel Syndrome (SBS) Filed for orphan-drug status in US Received orphan status for SBS Consanguineous increased prevalence Gut ion (chloride) channels continuously open Orphan-drug advantages Exclusivity Relief from filing fees Tax advantages Need for pediatric-relevant formulation Co-principal investigator: Dr. Mohamad Miqdady, Chief of Pediatric Gastroenterology, Hepatology & Nutrition at Sheikh Khalifa Medical City in Abu Dhabi “With the early and extreme morbidity and mortality suffered by CDD and SBS patients, we welcome the opportunity to participate in the investigation of a novel drug to address the devastating diarrhea and dehydration caused by these lifelong diseases for which there is currently no available treatment except parenteral nutrition, and help limit the suffering of patients and their family members.” -Dr. Mohamad Miqdady

22 Inflammatory Bowel Diseases (IBD) KOLs identified an unmet need to treat diarrhea in IBD patients, particularly in specific subsets of patients IBD patients after ileal pouch-anal anastomosis (IPAA) surgery all suffer chronic severe diarrhea Highly motivated patient population with low placebo responder risk = relatively small proof-of-concept trial Crofelemer MOA a match in diarrhea due to bile acid malabsorption, ~30% of patients with IBD Entyvio IV infusion Safety and MOA of crofelemer an important differentiator Conducting KOL meeting regarding during Advances in Inflammatory Bowel Disease (AIBD) Conference: November 2017

23 Study of Crofelemer for Diarrhea Caused by Cholera: Potentially Lifesaving Benefit Study evaluating crofelemer vs. placebo 1 hour after Azithromycin in cholera1 Reducing amount of watery stool, 25-30%, 0-12 hour time periods (p=0.07) Indian patient study in adults with severe watery diarrhea2 N=98, randomized 1:1, crofelemer vs. placebo (250 mg Q6H x 2 days) Statistically significant benefits seen in seven prospectively defined clinical endpoints Crofelemer superior for overall clinical success, 79% vs. 28% 1Bardhan, et.al., ‘08 US-Japan Cholera Conf. 2Bardhan PK EID,’09 Jaguar plans to develop SB-300 for the indication of diarrhea/dehydration caused by cholera

24 Global Partnering Driving Pipeline Multiple indications Multiple geographies Second generation anti-secretory Strategically sequence indication development priorities, second-generation product pipeline development, and partnering goals on a global basis Global partnering for a tremendous pipeline provides opportunity for non-dilutive funding and global access to Mytesi® and novel anti-secretory agents

25 Combination Results in Tremendous Synergies Centralized management Manufacturing economies of scale “Weaving” synergies of R&D Common messaging in commercialization

26 Portfolio Management: Animal Pipeline Goal No cash-impact activities: Our business partner Elanco funds companion animal prescription product development and distribution through commercial launch Equilevia and acute colitis prescription program: Personalized non-prescription product based on customer interest in clinical trial results Annual Neonorm sales Food and companionship enriching life. Broad distribution, 350 field reps, royalties, milestones

27 Equilevia™: Equine Personalized Product for Total Gut Health ~4 million high performance horses in US ~7 million worldwide 87% of high performance horses have gastric ulcers1 Clinical data from Jaguar’s POC studies supports Equilevia’s safety and efficacy Additional targeted benefit: No withdrawal for racing, no change of pH Fall 2017 Launch: Premium, proprietary, personalized non-prescription product 1Pellegrini, Franklin L. Results of a large-scale necroscopic study of equine colonic ulcers. J Equine Vet Sci 2005; v. 25, no. 3; 113–117

28 Management Team Name / Title Experience Lisa Conte Founder & CEO 28+ years of industry experience Obtained first anti-secretory human product FDA approval Board of directors of Healing Forest Conservancy, Dickey Center for International Understanding (Dartmouth College) Karen Wright CFO & Treasurer 30+ years of financial experience with biotech companies Former Head of Finance for Clene Nanomedicine Steven King, PhD EVP, Sustainable Supply, Ethnobotanical Research & IP Served as SVP of Sustainable Supply, Ethnobotanical Research & IP: 1989-2017 Board of Directors of Healing Forest Conservancy Pravin Chaturvedi, PhD Chair of Scientific Advisory Board; acting Chief Scientific Officer 25+ years drug development experience in pharmaceutical/biotech field Founded or co-founded Scion, IndUS and Oceanyx Pharmaceuticals Successfully developed crofelemer (Mytesi®) (first pivotal adaptive design) David Sesin, PhD Chief Manufacturing Officer Pharmaceutical scientist with experience from drug discovery through manufacturing Developed crofelemer manufacturing process Katie MacFarlane, PharmD EVP, Commercial Operations (Incentive-based contractor) 25+ years of pharmaceutical industry experience at Hoffmann-LaRoche, Parke-Davis, Pfizer, Warner Chilcott & Agile Therapeutics Launch of Lipitor, Celexa Brian Zorn, PharmD EVP, Marketing (Incentive-based contractor) 23 years experience in pharmaceutical marketing, advertising, and sales Involved in marketing programs for numerous pharma brands. David Upchurch VP, Supply Chain Mgmt & Quality Assurance Former Sr. Director, Chemical Manufacturing at Gilead Sciences 20+ years of pharmaceutical industry experience Pete Riojas National Sales Director 29 years of pharmaceutical industry experience Former Sanofi regional sales director and UCB Pharma national sales director Michael Guy, DVM, MS, PhD VP & Clinical Veterinarian 20+ years of pharmaceutical R&D experience Former Director of Morris Animal Foundation’s Canine Lifetime Health Project

29 Board of Directors Name / Title Experience James Bochnowski Chairman Founder of Delphi Ventures, one of the first VC firms to focus exclusively on investing in life sciences companies Co-founded Technology Venture Investors Lisa Conte Founder, CEO & President 25+ years of industry experience Obtained first anti-secretory human product FDA approval Jiahao Qiu Director Principal of BioVeda China Fund, a life science investment firm Extensive experience evaluating, managing & investing in life science companies Zhi Yang Director Chairman, Managing Partner and Founder of BioVeda China Fund Advisor to the China Health and Medical Development Foundation, under China’s Ministry of Health Folkert Kamphuis Director Former COO and Global Head of Strategic Planning at Novartis Animal Health 20+ years in executive roles at Pfizer Animal Health/Pharmacia and Merial John Micek III Director Managing Partner of Verdant Ventures Former Managing Director of Silicon Prairie Partners, LP Dr. Ari Azhir Director Founder and CEO of two companies focused on central nervous system (CNS) therapeutics Successfully commercialized 20+ healthcare products

30 Pro Forma and Cap Table 1Includes outstanding shares of voting common stock and non-voting common stock. Approximately 43% of fully diluted shares of common stock are non-voting common stock with restrictions on trading for one year 2Board has approved stock option grants in the amount of 13,635,226 shares to employees, and has approved an increase of 5,200,000 shares to the employee stock option grant pool. These shares are contingent upon shareholder approval at the next Annual Meeting. Total contingent increase to Management Incentive Equity is 18,835,226 shares. The contingent shares are not included in the above fully diluted common shares outstanding of 99,841,464. June 30, 2017 Pro Forma Financial Statement Benchmarks Cash 4,210,497 $ Mytesi® Sales 921,844 $ Neonorm TM sales (Neonorm TM Calf, Neonorm TM Foal & Neonorm TM Powder) 135,989 $ Collaboration Revenue 1,582,942 $ Cap Table July 31, 2017 Post Merger Total Shares Outstanding Common shares Outstanding 1 67,700,655 Management Incentive Equity 2 4,040,990 Warrants/RSUs 12,550,182 3-Year convertible debt: Approximately 13,133,786 shares at fixed conversion at $0.925 to $1.00 per share 13,133,786 Fully diluted common shares outstanding 99,841,464 Exchangeable debt ( not variable): Approximately 2,415,851 shares at fixed conversion at $0.54/share and 2,415,851

31 Mytesi® 2017: 6-fold commercial expansion; expand to gastroenterologist offices 2017/18: Geographical partnerships 2017 and beyond: Indication expansion 2017/18: Publish IBS results 2017: KOL meeting scheduled for November: Advances in IBD 2018: File INDs and initiate clinical trials for follow-on indications (subject to funding) 2018: Grow Mytesi sales and sales effort 2019: Global partnership Animal Health Pipeline: Canalevia™: 2017 and beyond: Joint development with Elanco for companion animals 2018: Launch for CID/MUMS in dogs* Equilevia™: 2017: Launch non-Rx, personalized, premium proprietary product for total gut health in equine athletes Anticipated Milestones *Contingent upon FDA approval

Investment Highlights Only FDA-approved diarrhea treatment that’s been studied specifically in adults with HIV / AIDS The Company recently hired 6 additional experienced sales reps in key U.S. markets to promote Mytesi® 6x advertising, medical education, publications and promotion Ability to track performance Mytesi: FDA-Approved Human Drug Ability to leverage MOA in multiple species, because MOA is highly conserved to all mammals Economies of scale for manufacture of crofelemer Common messaging for novel anti-secretory MOA to healthcare professionals Animal Health Pipeline Synergy & cash conservation Multiple follow-on human indications of Mytesi® with blockbuster market and patient opportunity Clinical trials supported by Phase 1 and Phase 2 data Priority review voucher opportunity Broad Human Product Pipeline Opportunities for non-dilutive funding through up-front licensing fees for particular geographic regions that do not involve sale of stock Geographical deals targeted near term for Mytesi® Product Rights Safety to support approved chronic administration Already FDA approved commercial manufacturing facility for crofelemer KOL, protocol generation and SPA approach to mitigate regulatory risk Safe and well tolerated with no SAEs reported through present Risk-Mitigated Product Development Key management has been with the company for >15 years Chairman of board and key investors have invested for >15 years Original discoverer and developer of successful FDA-approved first-in-class anti-secretory agent, Crofelemer – only oral product approved under botanical guidance Strong Management Team Napo patents issued through present: 113 (majority do not expire until 2027 - 2031) Pending patents/filed patent applications: 36 (human health) + 38 (animal health) Botanical guidance protection. Unique botanical sourcing infrastructure Orphan-drug designation Proprietary Position

33 Thank You